Term Sheet

$1,432,000,000

Student Loan Asset-Backed Notes

SLC Student Loan Trust 2009-3
Issuing Entity

SLC Student Loan Receivables I, Inc.
Depositor

The Student Loan Corporation
Sponsor, Seller, Servicer and Administrator

On or about December 22, 2009, the issuing entity will issue the following class of notes:

Class	Original Principal Amount	Interest Rate	Maturity	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor
A Notes	$1,432,000,000	3-month LIBOR plus ____%	December 15, 2043	100%	0.250%	99.750%

The issuing entity will make payments primarily from collections on a pool of consolidation student loans made under the Federal Family Education Loan Program (also known as “FFELP”) which had an aggregate principal balance, including accrued interest to be capitalized, of approximately $1,397,037,942 as of October 31, 2009.  Interest and principal will be paid to the applicable noteholders quarterly on the 15th of each March, June, September and December, beginning in March 2010.  Initial credit enhancement for the notes will consist of excess interest on the trust student loans, cash on deposit in a reserve account and, until the distribution date in December 2014, the capitalized interest account.  The notes are LIBOR-based notes.  A description of how LIBOR is determined appears under “Description of the Notes—Determination of LIBOR” in the initial free-writing prospectus.

We are offering the notes through the underwriters, when and if issued.  We are not offering the notes in any state or other jurisdiction where the offer is prohibited.  Application will be made to The Irish Stock Exchange Limited for the notes to be admitted to the Official List and to begin trading on its regulated market.  There can be no assurance that such a listing will be obtained.  The issuance and settlement of the notes is not conditioned on the listing of the notes on The Irish Stock Exchange Limited.

We expect the proceeds to the depositor from the sale of the notes to be $1,428,420,000, before deducting expenses payable by the depositor estimated to be $1,200,000.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

You should consider carefully the risk factors beginning on page 9 of the initial free-writing prospectus and on page 18 of the base prospectus attached thereto as Appendix I.  The notes are asset-backed securities and are obligations of the issuing entity, which is a trust.  They are not obligations of or interests in The Student Loan Corporation, the depositor or any of their affiliates.  The notes are not guaranteed or insured by the United States or any governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined whether this term sheet, the initial free-writing prospectus or the base prospectus is accurate or complete.  Any contrary representation is a criminal offense.

Citi
Lead Manager
Credit Suisse	Deutsche Bank Securities	Goldman, Sachs & Co.
Co-Managers

December 17, 2009

THE INFORMATION IN THIS TERM SHEET

The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated December 14, 2009 (the “initial free-writing prospectus”).  Capitalized terms not defined herein shall have the meanings ascribed to such terms in the initial free-writing prospectus.

This term sheet is not required to contain all information that is required to be included in the final prospectus supplement and base prospectus.  The information in this term sheet is preliminary and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale.

Some of the factors you should consider before making an investment in the notes are described in the initial free-writing prospectus and in the base prospectus under “Risk Factors.”

SUMMARY

Dates

Closing Date.  The closing date for this offering is anticipated to be on or about December 22, 2009.

Pricing Date.  The pricing date for this offering is anticipated to be on or after December 18, 2009.

Maturity Date.  The notes will mature no later than December 15, 2043.

Information About the Notes

Interest Rates.  The spreads to LIBOR will be set at the time of pricing.

Trust Assets

Trust Student Loans.  The sum of the initial pool balance, the initial deposit into the reserve account and the initial deposit into the capitalized interest account is expected to be approximately 104.37% of the principal amount of the notes as of the closing date.  The initial pool balance is expected to be approximately 97.56% of the principal amount of the notes as of the closing date.

Overcollateralization Amount.  The overcollateralization amount represents the amount by which the adjusted pool balance (which takes into account the pool balance, the amount on deposit in the capitalized interest account and, in certain circumstances, the specified reserve account balance) exceeds the outstanding principal amount of the notes.  On the closing date, the overcollateralization amount is expected to equal approximately 4.18% of the adjusted pool balance.  The application of available funds described in the initial free-writing prospectus under “—Distributions” and “Description of the Notes—Distributions—Distributions from the Collection Account” is designed to build the overcollateralization amount to, and maintain it at, the specified overcollateralization amount, or 7.00% of the adjusted pool balance as of the last day of the related collection period.  See “Description of the Notes—Credit Enhancement—Overcollateralization Amount” in the initial free-writing prospectus.

Reserve Account.  The indenture administrator will establish and maintain the reserve account as an asset of the issuing entity in the name of the indenture trustee.  The depositor will make a cash deposit into the reserve account on the closing date.  The initial deposit will equal $3,492,595.  Funds in the reserve account may be replenished, in accordance with the priority of payments, on each distribution date by additional funds available after all prior required distributions have been made.  See “Description of the Notes—Distributions” in the initial free-writing prospectus.

The specified reserve account balance is the amount required to be maintained in the reserve account.  The specified reserve account balance for any distribution date will be equal to the greater of:

•

0.25% of the pool balance as of the end of the related collection period; or

•

$2,095,557.

Capitalized Interest Account.  The indenture administrator will establish and maintain the capitalized interest account as an asset of the issuing entity in the name of the indenture trustee.  The depositor will make an initial cash deposit into the capitalized interest account on the closing date.  The initial deposit will equal $94,000,000.

On or prior to the December 2014 distribution date, funds in the capitalized interest account will be available to cover shortfalls in payments of interest due to the noteholders after application of funds available in the collection account at the end of the related collection period but before application of the reserve account.  Funds in the capitalized interest account will not be replenished.  Funds on deposit in the capitalized interest account on the distribution dates listed in the table below in excess of the corresponding account balance will be transferred to the collection account and included in available funds on that distribution date.

Distribution Date	Account Balance
March 2010	$94,000,000
June 2010	$94,000,000
September 2010	$94,000,000
December 2010	$85,000,000
March 2011	$85,000,000
June 2011	$85,000,000
September 2011	$85,000,000
December 2011	$70,000,000
March 2012	$70,000,000
June 2012	$70,000,000
September 2012	$70,000,000
December 2012	$45,000,000
March 2013	$45,000,000
June 2013	$45,000,000
September 2013	$45,000,000
December 2013	$20,000,000
March 2014	$20,000,000
June 2014	$20,000,000
September 2014	$20,000,000

All remaining funds on deposit in the capitalized interest account on the December 2014 distribution date will be transferred to the collection account and included in available funds on that distribution date.

The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the December 2014 distribution date.  Because it will not be replenished, in certain circumstances the capitalized interest account could be depleted.  This depletion could result in shortfalls in interest distributions to noteholders.

Capitalization of the Issuing Entity

The following table illustrates the capitalization of the issuing entity as of the closing date, after giving effect to the issuance of the notes and before deducting expenses of the offering, as if the issuance and sale of the notes had taken place on that date:

Class	Capitalization
A Notes	$ 1,432,000,000
Total	$ 1,432,000,000

FORMATION OF THE ISSUING ENTITY

The Issuing Entity

SLC Student Loan Trust 2009-3 is a statutory trust newly formed under Delaware law and under a short-form trust agreement dated as of December 14, 2009, between the depositor and the owner trustee.

USE OF PROCEEDS

The issuing entity will use the net proceeds of $1,428,420,000 from the sale of the notes, together with any other amount contributed by the depositor, to purchase the trust student loans from the depositor on the closing date under the sale agreement.  The depositor will then use the proceeds paid to the depositor by the issuing entity to pay to SLC the purchase price due to SLC for the trust student loans purchased by the depositor.  Expenses incurred to establish the issuing entity and issue the notes (other than fees that are due to the underwriters) are payable by the depositor.  Such expenses will not be paid from proceeds of the sale of the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Bingham McCutchen LLP will deliver an opinion that, for federal income tax purposes, the notes transferred to parties unrelated to the issuing entity on the closing date will be treated as indebtedness, as described under “Certain U.S. Federal Income Tax Considerations” in the base prospectus.

For tax information reporting purposes, the issuing entity will assume a prepayment assumption equal to 100% PPC, as described under “Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes” in Exhibit I to this term sheet.  No representation is made that the trust student loans will prepay in accordance with that prepayment assumption or in accordance with any other prepayment assumption.

UNDERWRITING

The notes listed below are offered by the underwriters, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part.  It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream and the Euroclear System, on or about December 22, 2009, against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement to be dated on or about the pricing date, the depositor has agreed to cause the issuing entity to sell to the underwriters, and the underwriters have severally agreed to purchase, the entire principal amount of the notes shown opposite their names below.

Underwriter	Class A Notes
Citigroup Global Markets Inc.	$1,145,599,999
Credit Suisse Securities (USA) LLC	$95,466,667
Deutsche Bank Securities Inc..	$95,466,667
Goldman, Sachs & Co.	$95,466,667
Total	$1,432,000,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased.  The underwriters have advised the depositor that they propose initially to offer the notes to the public at the prices listed below, and to certain dealers at these prices less concessions not in excess of the concessions listed below.  The underwriters may allow and such dealers may reallow concessions to other dealers not in excess of the reallowances listed below.  After the initial public offering, these prices and concessions may be changed.

	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor	Concession	Reallowance
Per Class A Note	100%	0.250%	99.750%	0.150%	0.075%
Total	$1,432,000,000	$3,580,000	$1,428,420,000

The prices and proceeds shown in the table do not include any accrued interest.  The actual prices and proceeds will include interest, if any, from the closing date.  The proceeds shown are before deducting estimated expenses of $1,200,000 payable by the depositor.

The depositor and SLC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market.  The depositor has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice.  No assurance can be given as to the liquidity of the trading market for the notes.

Citigroup Global Markets Inc. is an affiliate of SLC.  Affiliates of the issuing entity expect to enter into market-making transactions in the securities and may act as principal or agent in any of these transactions.  Any such purchases or sales will be made at prices related to prevailing market prices at the time of sale.

In the ordinary course of its business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with SLC, the depositor and their respective affiliates.

The issuing entity may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In addition, the underwriters may impose a penalty bid on the broker-dealers who sell the notes.  This means that if an underwriter purchases notes in the open market to reduce a broker-dealer’s short position or to stabilize the prices of the notes, it may reclaim the selling concession from the broker-dealers who sold those notes as part of the offering.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of such transactions.

Each underwriter has represented and agreed that:

•

it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business;

•

it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”);

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the FSMA, received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuing entity; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States, where action for that purpose is required.  Accordingly, the notes may not be offered or sold, directly or indirectly, and neither the base prospectus, the initial free-writing prospectus, this term sheet (collectively, the “pre-pricing disclosure package”) nor any circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations.  Persons into whose hands all or any part of the pre-pricing disclosure package comes are required by the depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver the notes or have in their possession or distribute such pre-pricing disclosure package, in all cases at their own expense.

The depositor has not authorized any offer of the notes to the public in the United Kingdom within the meaning of the FSMA.  The notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of these regulations or otherwise in compliance with all applicable provisions of these regulations and the FSMA.

GLOSSARY

The definitions of “Specified Overcollateralization Amount” and “Specified Reserve Account Balance” that appear in the glossary to the initial free-writing prospectus is hereby replaced with the following definitions:

“Specified Overcollateralization Amount” means, with respect to any distribution date, an amount equal to 7.00% of the Adjusted Pool Balance.

“Specified Reserve Account Balance” means, for any distribution date, the greater of:

(a)

0.25% of the Pool Balance as of the close of business on the last day of the related collection period; or

(b)

$2,095,557;

provided, that in no event will that balance exceed the outstanding principal amount of the notes.

EXHIBIT I

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES

AND EXPECTED MATURITIES OF THE NOTES

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models.  The models used to calculate prepayments in this term sheet are the pricing prepayment curve (“PPC”) model and the constant percentage prepayment rate (“CPR”) model.  The following tables show, for each class of notes, the weighted average lives, expected maturities and percentages of the original principal amount remaining at certain distribution dates based on various assumptions.

PPC Assumptions

The PPC model assumes that:

•

Student loans will prepay at an annual rate of 1/12th of 0.8% in the first month after origination;

•

The prepayment rate will increase by an annual rate of 1/12th of 0.8% per month up to the 119th month after origination; and

•

The monthly prepayment rate will be constant at 8% per annum in the 120th month after origination and in all subsequent months.

This assumption is called “100% PPC.”  For example, at 100% PPC, student loans with a loan age of 72 months are assumed to prepay at 4.8% CPR; at 50% PPC, student loans with a loan age of 48 months are assumed to prepay at 1.6% CPR; at 200% PPC, student loans with a loan age of 96 months are assumed to prepay at 12.8% CPR; and so forth. The following table illustrates the CPR in effect for the indicated months of seasoning at various percentages of PPC.

Constant Prepayment Rate

	Number of Months Seasoning
Percentage of PPC	24	48	72	96	120
50%	0.8%	1.6%	2.4%	3.2%	4.0%
100%	1.6%	3.2%	4.8%	6.4%	8.0%
150%	2.4%	4.8%	7.2%	9.6%	12.0%
200%	3.2%	6.4%	9.6%	12.8%	16.0%

CPR Assumptions

The CPR assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = Balance After Scheduled Payments x (1-(1-CPR)1/12)

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for various CPR examples:

CPR	0%	4%	7%	10%	12%
Monthly Prepayment	$0.00	$3.40	$6.92	$10.60	$14.42

Other Assumptions

For purposes of the PPC model and the CPR model, it is assumed, among other things, that:

•

the statistical cutoff date for the trust student loans is as of October 31, 2009;

•

the closing date will be on December 22, 2009;

•

all trust student loans (as grouped within the “rep lines” described below) are in repayment status with accrued interest having been capitalized upon entering repayment;

•

no trust student loan moves from repayment to any other status;

•

no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur, and all borrower payments are collected, in full, on the 1st day of each month;

•

there are government payment delays of 60 days for interest subsidy and special allowance payments;

•

index levels for calculation of borrower and government payments are:

•

91-day Treasury bill rate of 0.05%; and

•

3-month commercial paper rate of 0.22%;

•

quarterly distributions begin on March 15, 2010, and payments are made quarterly on the 15th day of every March, June, September and December thereafter, whether or not the 15th is a business day;

•

the interest rate for the notes is a constant rate of three-month LIBOR plus the applicable spread, which on all distribution dates will sum to an interest rate of 1.010%;

•

a servicing fee equal to the lesser of the product of $3.25 (increasing by 3% per annum) and the number of borrowers as of the first day of the preceding month and 1/12th of an amount equal to 0.50% of the outstanding principal amount of the trust student loans as of the last day of the preceding calendar month;

•

total quarterly expenses of the issuing entity are equal to $28,750 and are paid quarterly by the issuing entity beginning in March 2010;

•

the reserve account has an initial balance equal to $3,492,595 and at all times a balance equal to the greater of (1) 0.25% of the Pool Balance as of the close of business on the last day of the related collection period, and (2) $2,095,557;

•

the collection account has an initial current balance equal to $0;

•

the capitalized interest account has an initial balance equal to $94,000,000, and funds on deposit in the capitalized interest account on the distribution dates listed below in excess of the corresponding account balance will be transferred to the collection account and included in available funds on that distribution date;

Distribution Date	Account Balance
March 2010	$94,000,000
June 2010	$94,000,000
September 2010	$94,000,000
December 2010	$85,000,000
March 2011	$85,000,000
June 2011	$85,000,000
September 2011	$85,000,000
December 2011	$70,000,000
March 2012	$70,000,000
June 2012	$70,000,000
September 2012	$70,000,000
December 2012	$45,000,000
March 2013	$45,000,000
June 2013	$45,000,000
September 2013	$45,000,000
December 2013	$20,000,000
March 2014	$20,000,000
June 2014	$20,000,000
September 2014	$20,000,000
December 2014	$0

•

all payments are assumed to be made at the end of the month and amounts on deposit in the collection account, the capitalized interest account and reserve account, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 0.05% per annum through the end of the collection period and, reinvestment earnings are available for distribution from the prior collection period;

•

the weighted average loan age is 19 months;

•

prepayments on the trust student loans are applied monthly in accordance with PPC or CPR, as the case may be, as described above;

•

an optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the Pool Balance falls below 10% of the Initial Pool Balance; and

•

the pool of trust student loans consists of 495 representative loans (“rep lines”), which have been created for modeling purposes from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term.

The following tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith.  In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than implied by the information in here, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the assumed characteristics, remaining terms and loan ages.

The PPC Model

The PPC model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool.  The student loans will not prepay at any constant percentage of PPC, nor will all of the student loans prepay at the same rate.  You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

This model shows the weighted average remaining lives and expected maturity dates of the notes at each payment date under various PPC scenarios.

Weighted Average Lives and Expected Maturity Dates of the Notes
at Various PPCs(1)

Weighted Average Life (years)(2)	0%	50%	100%	150%	200%
Class A notes	10.96	9.01	7.70	6.71	6.00

Expected Maturity Date	0%	50%	100%	150%	200%
Class A notes	September 15, 2031	June 15, 2028	March 15, 2026	December 15, 2023	June 15, 2022

 (1)

Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the Pool Balance falls below 10% of the Initial Pool Balance.

(2)

The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by:  (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A Notes

Percentages of Original Principal of the Notes Remaining at Certain Distribution
Dates at Various PPC Percentages(1)

Distribution Date	0%	50%	100%	150%	200%
December 22, 2009	100%	100%	100%	100%	100%
March 15, 2010	99%	99%	98%	98%	98%
March 15, 2011	94%	93%	92%	91%	90%
March 15, 2012	89%	87%	85%	83%	81%
March 15, 2013	84%	81%	77%	74%	71%
March 15, 2014	79%	74%	70%	65%	61%
March 15, 2015	74%	68%	62%	56%	51%
March 15, 2016	70%	62%	55%	49%	43%
March 15, 2017	66%	56%	48%	41%	35%
March 15, 2018	62%	51%	42%	34%	28%
March 15, 2019	57%	45%	35%	28%	21%
March 15, 2020	52%	40%	30%	22%	16%
March 15, 2021	47%	34%	25%	18%	13%
March 15, 2022	42%	29%	20%	14%	9%
March 15, 2023	37%	25%	17%	11%	0%
March 15, 2024	33%	21%	13%	0%	0%
March 15, 2025	29%	18%	11%	0%	0%
March 15, 2026	25%	15%	0%	0%	0%
March 15, 2027	20%	12%	0%	0%	0%
March 15, 2028	17%	9%	0%	0%	0%
March 15, 2029	14%	0%	0%	0%	0%
March 15, 2030	12%	0%	0%	0%	0%
March 15, 2031	10%	0%	0%	0%	0%
March 15, 2032	0%	0%	0%	0%	0%

(1)

Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the Pool Balance falls below 10% of the Initial Pool Balance.

The CPR Model

The CPR is stated as an annualized rate and is calculated as the percentage of principal outstanding at the beginning of a period (after applying scheduled payments) that prepays during that period.

The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool.  The trust student loans will not prepay at any constant CPR, nor will all of the trust student loans prepay at the same rate.  You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

The below models show the weighted average remaining lives and expected maturity dates of the notes at each payment date under various CPR scenarios.

Weighted Average Lives and Expected Maturity Dates of the Notes
at Various CPRs(1)

Weighted Average Life (years)(2)	0%	4%	7%	10%	12%
Class A notes	10.96	8.09	6.65	5.57	4.99

Expected Maturity Date	0%	4%	7%	10%	12%
Class A notes	September 15, 2031	September 15, 2027	June 15, 2025	June 15, 2023	March 15, 2022

 (1)

Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the Pool Balance falls below 10% of the Initial Pool Balance.

(2)

The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by:  (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A Notes

Percentages of Original Principal of the Notes Remaining at Certain Distribution
Dates at Various CPR Percentages(1)

Distribution Date	0%	4%	7%	10%	12%
December 22, 2009	100%	100%	100%	100%	100%
March 15, 2010	99%	98%	97%	97%	96%
March 15, 2011	94%	89%	86%	83%	81%
March 15, 2012	89%	82%	77%	72%	68%
March 15, 2013	84%	74%	67%	61%	57%
March 15, 2014	79%	67%	59%	51%	47%
March 15, 2015	74%	60%	51%	43%	38%
March 15, 2016	70%	54%	45%	37%	32%
March 15, 2017	66%	49%	39%	31%	26%
March 15, 2018	62%	44%	34%	26%	22%
March 15, 2019	57%	39%	29%	22%	18%
March 15, 2020	52%	34%	25%	18%	14%
March 15, 2021	47%	30%	21%	15%	11%
March 15, 2022	42%	25%	17%	12%	0%
March 15, 2023	37%	22%	14%	9%	0%
March 15, 2024	33%	18%	12%	0%	0%
March 15, 2025	29%	15%	9%	0%	0%
March 15, 2026	25%	13%	0%	0%	0%
March 15, 2027	20%	10%	0%	0%	0%
March 15, 2028	17%	0%	0%	0%	0%
March 15, 2029	14%	0%	0%	0%	0%
March 15, 2030	12%	0%	0%	0%	0%
March 15, 2031	10%	0%	0%	0%	0%
March 15, 2032	0%	0%	0%	0%	0%

(1)

Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the Pool Balance falls below 10% of the Initial Pool Balance.

$1,432,000,000

Student Loan Asset-Backed Notes

SLC Student Loan Trust 2009-3
Issuing Entity

SLC Student Loan Receivables I, Inc.
Depositor

The Student Loan Corporation
Sponsor, Seller, Servicer and Administrator

TERM SHEET

Citi
Lead Manager
Credit Suisse	Deutsche Bank Securities	Goldman, Sachs & Co.
Co-Managers

December 17, 2009